UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts binding phase of wind farms

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Rio de Janeiro, June 12, 2020 – Petróleo Brasileiro S.A. – Petrobras, following up on the press release disclosed on 03/13/2020 and 05/04/2020, announces the beginning of the binding phase regarding the joint sale, with Wobben Windpower Indústria e Comércio Ltda (Wobben), of all of its shares (51% Wobben and 49% Petrobras) in the companies Eólica Mangue Seco 3 - Geradora e Comercializadora de Energia Elétrica S.A. (Eólica Mangue Seco 3) and Eólica Mangue Seco 4 - Geradora e Comercializadora de Energia Elétrica S.A. (Eólica Mangue Seco 4), owners of wind power plants.

Qualified parties for the biding phase will receive a process letter with detailed instructions on the divestment process, including guidelines for due diligence and submission of binding proposals.

This disclosure is in accordance with the Petrobras’ divestment guidelines, which is aligned with the special regime of asset divestment by federal mixed-capital companies, provided for in Decree 9,188/2017.

These transactions are in line with the portfolio optimization and the improvement of company’s capital allocation, aiming at maximizing value for its shareholders.

About Eólica Mangue Seco 3 and Eólica Mangue Seco 4 wind farms

Eólica Mangue Seco 3 and Eólica Mangue Seco 4 are located in Guamaré, in the State of Rio Grande do Norte, and are part of a complex of four wind farms (Mangue Seco 1, Mangue Seco 2, Mangue Seco 3 e Mangue Seco 4) with total installed capacity of 104 MW. Eólica Mangue Seco 3 and Eólica Mangue Seco 4 owns and operates two of them with a total capacity of 52 MW, each of 26 MW.

Eólica Mangue Seco 1 and Eólica Mangue Seco 2 wind farms are also in the process of divestment, as disclosed on 01/31/2020 and 05/04/2020.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

 email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

 Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer